

Mail Stop 4631

March 1, 2010

Via U.S. mail and facsimile

Kirk A. Benson
Chief Executive Officer
Headwaters Incorporated
10653 South River Front Parkway, Suite 300
South Jordan, UT 84095

      RE: Headwaters Incorporated
              Form S-4/A filed February 17, 2010
              File No. 333-163285

Dear Mr. Benson:

We have reviewed your registration statement and have the following comments.

Documents Incorporated by Reference, page ii

1. Please specifically incorporate by reference your Form 10-Q for the quarterly period ended December 31, 2009, which you filed February 3, 2010.

Exhibit 5.1

2. Please have counsel revise its opinion to reflect the changes to the dates of the opinions filed as exhibits 5.3, 5.4, and 5.6 as a result of the comments below.

Exhibit 5.3

3. We note your response to comment four in our letter dated January 27, 2010. Please re-file exhibit 5.3 to include a signed opinion of counsel by adding a conformed signature to the opinion.

Exhibit 5.4

4. We note your response to comments five and six in our letter dated January 27, 2010. Please re-file exhibit 5.4 to include a signed opinion of counsel by adding a conformed signature to the opinion.

Exhibit 5.5

5. We note that counsel's opinion is dated and qualified as of January 15, 2009. Please have counsel update its opinion as of a date reasonable proximate to the next amendment to the registration statement.

Exhibit 5.6

6. We note your response to comments seven and eight in our letter dated January 27, 2010. Please re-file exhibit 5.6 to include a signed opinion of counsel by adding a conformed signature to the opinion.

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Linda C. Williams (via facsimile)
       Pillsbury Winthrop Shaw Pittman LLP